UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2022 Q1 Trading Update (Unaudited)
29th April 2022	Continued momentum with underlying sales growth of 7% in the first quarter

Highlights

●        Ongoing strategic and operational progress, with underlying sales growth of 7%. 2022 adjusted operating profit guidance reaffirmed.
●        Direct to consumer strategy strengthened with acquisition of Mondly further enhancing our position in English Language Learning.
●        First tranche of £350m share buyback commenced.

Andy Bird, Pearson's Chief Executive, said:
"Pearson has continued to make strong strategic, operational and financial progress through the first quarter. Underlying sales grew by 7%, and we remain on track to deliver on our 2022 financial expectations and medium term guidance.

"Our acquisition of Mondly, one of the world's leading online language learning platforms, is another exciting strategic development. It strengthens Pearson's direct to consumer strategy and supports our ambition to become the global leader in English language learning for committed learners.

"We remain sharply focused on the successful execution of our strategy and we are encouraged by the momentum we are seeing across the business."

Underlying sales growth of 7%
●            Assessment & Qualifications sales grew 22% with growth across all areas. US Student Assessment delivered a strong performance partially reflecting the normalisation of exam timetables. Clinical Assessment also delivered a strong performance due in part to the phasing of orders.
●            Virtual Learning sales increased 3% underpinned by strong retention rates in Virtual Schools and growth in OPM. As announced on 19th April, our OPM contract with ASU will end as of June 2023.
●            English Language Learning sales increased 18%, with growth in Pearson Test of English volumes weighted to Q1 from borders re-opening and improving global mobility.
●            Workforce Skills sales grew 9% (excluding acquisitions) driven by ongoing growth in BTEC, GED and TalentLens. We made good strategic progress with Pearson's GED Testing Service selected as an education partner for Amazon's Career Choice programme.
●            Higher Education sales were down 5% due to expected declines in US Higher Education reflecting the continued decline in enrolments and courses per enrolment combined for the 2021/22 academic year.
●            Sales in businesses under strategic review decreased 11% as expected.

Strategically important acquisition of Mondly in English Language Learning announced today
●            The acquisition marks another step in our digital strategy, giving us access to the fast growing direct to consumer English language learning market.
●            Strategic growth area for Pearson with synergies and cross-selling opportunities, particularly in Institutional, Pearson Test of English and Workforce Skills.
●            Full details are available in the press release on our website, https://plc.pearson.com/en-GB/news/pearson-acquires-leading-online-language-learning-platform.

Share buyback programme to return £350m to shareholders
●            First tranche commenced in April, of which over £75m already completed.

Financial summary
Underlying growth
Sales
Assessment & Qualifications	22%
Virtual Learning	3%
English Language Learning	18%
Workforce Skills	9%
Higher Education	(5)%
Strategic review	(11)%
Total	7%

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

Financial update
The statute of limitations on a number of tax provisions lapsed in April 2022. This will lead to a one-off impact in 2022, reducing our effective tax rate from current market expectations of c.21% to 15-17%, and our interest charge from c.£57m to £10m-£15m. For 2023, we currently expect our tax rate to be in the range of 23-25%, reflecting our geographical footprint, and our interest charge to be £40m-£45m. We anticipate that a decision regarding the ongoing EU Commission investigation into whether certain aspects of the UK tax system constituted State Aid could be announced over the summer.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 April 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary